SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 --------------

                                 Amendment No. 2
                                       to
                                    Form 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                           Southwestern Energy Company
--------------------------------------------------------------------------------

             (Exact name of registrant as specified in its charter)

        Arkansas                                              71-0205415
--------------------------                             -------------------------
 (State of incorporation                                     (IRS Employer
      or organization)                                     Identification No.

        2350 North Sam Houston
        Parkway East, Suite 300
        Houston, Texas 77032
          (281) 618-4700                                          72703
-----------------------------------------                       --------
 (Address of principal executive offices)                      (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                         Name of each exchange on which
     to be so registered                         each class is to be registered
     -------------------                        --------------------------------
Common Stock Purchase Rights                          New York Stock Exchange



Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
--------------------------------------------------------------------------------
                                (Title of Class)

Item 1.       Description of Registrant's Securities to be Registered.

              On March 15, 2002 (the "Second Amendment Date"), the Board of Directors of Southwestern Energy Company (the "Company") approved, and the Company has entered into, an Amendment No. 1 ("Amendment No. 1") to its Amended and Restated Rights Agreement, dated as of April 12, 1999 (the "Rights Agreement"), between the Company and First Chicago Trust Company of New York (the "Rights Agent"), pursuant to which the terms of the outstanding rights (the "Rights") were amended and restated. The outstanding Rights are currently evidenced (on the basis of one Right for each outstanding share) by the existing certificates for outstanding shares of common stock, $0.10 par value, of the Company (the "Common Stock"), and are not exerciseable and do not trade separately from such shares. The summary below describes the Rights as so amended by Amendment No. 1.

              Each Right, when exercisable, will entitle the registered holder to purchase from the Company one share of the Company's Common Stock at a price of $40 per share (the "Purchase Price"), subject to adjustment.

              Until the close of business on the earliest of (i) the tenth day after a public announcement that (A) a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership (as defined) of 15% or more of the outstanding shares of Common Stock of the Company (other than pursuant to a tender offer for all outstanding shares of Common Stock at the price and on terms approved by the Board of Directors based upon a prior recommendation of the Independent Directors (as defined) at a time when there are at least two Independent Directors or solely as a result of a reduction of the number of shares of Common Stock outstanding due to a repurchase of shares by the Company), (B) any person or group which beneficially owned 15% of the outstanding shares on the date of the Rights Agreement, or which acquired beneficial ownership of 15% of the outstanding shares as a result of any repurchase of shares by the Company, thereafter acquired beneficial ownership of additional shares constituting 1% or more of the outstanding shares of Common Stock or (C) the Board of Directors determines that a person or group beneficially owning 10% or more of the Common Stock presents a threat to the best interests of the Company or its shareholders and is therefore an "Adverse Person" (any person or group referred to in this clause (i) being an "Acquiring Person"); and (ii) the tenth Business Day (or such later day as may be determined by action of the Board of Directors of the Company prior to such time as any Person becomes an Acquiring Person) after the date of the commencement of, or the first public announcement of the intent of any person (other than a Company Entity (as defined)) to commence (which intention to commence remains in effect for five business days after such announcement) a tender or exchange offer by any Person (other than a Company Entity) to acquire (when added to any shares as to which such Person is the beneficial owner immediately prior to such commencement) beneficial ownership of 15% or more of the issued and outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Company's Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate.

              The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Stock. New Common Stock certificates issued after the Record Date upon transfer or new issuance of the Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date, the surrender for transfer of any of the Common Stock certificates outstanding as of the date of the Rights Agreement (whether or not containing a notation contemplated by the original Rights Agreement dated May 5, 1989) will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate and the number of Rights associated with each share of Common Stock shall be proportionately adjusted in the event of any dividend in Common Stock on the Common Stock or subdivision, combination or reclassification of the Common Stock (except as otherwise provided in the Rights Agreement). As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate certificates alone will evidence Rights.

              The Rights are not exercisable until the Distribution Date. The Rights will expire on April 11, 2009, unless earlier redeemed by the Company as described below or unless further extended pursuant to an amendment in the Rights Agreement as described below.

              The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) upon the grant to holders of Common Stock of certain rights or warrants to subscribe for shares of Common Stock or convertible securities at less than the current market price of the Common Stock or (iii) upon the distribution to holders of Common Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Common Stock) or of subscription rights or warrants (other than those referred to above).

              In the event that, at any time after the Rights become exercisable, the Company is acquired in a merger or other business combination, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the surviving company (or its parent company or other controlling entity) which at the time of such transaction would have a market value of two times the exercise price of the Right. In the event that any person becomes an Acquiring Person, the Rights Agreement provides that proper provision would be made so that each holder of a Right, other than the Acquiring Person (whose Rights would thereafter be null and void) and certain of its transferees, would thereafter have the right to receive upon exercise that number of shares of the Common Stock having a market value of two times the exercise price of the Right.

              With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

              At any time prior to the close of business on the date that Rights holders become entitled to purchase Common Stock of the Company (or of the surviving entity after a merger with the Company) with a market value of twice the Purchase Price (as described above), the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of

$.01 per Right (payable in cash, shares of Common Stock or other consideration), appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof (the "Redemption Price"). Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights (unless otherwise specified in such Board action), the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

              Upon the first public announcement (including, without limitation, the filing of a report pursuant to the Securities Exchange Act of 1934) by the Company or an Acquiring Person containing information indicating that an Acquiring Person has become such and prior to the acquisition by an Acquiring Person of 50% or more of the Common Stock then outstanding, the Board of Directors may, at its option, exchange all or part of the then outstanding and existing Rights (other than Rights owned by such Acquiring Person which shall become void) for Common Stock at an Exchange Ratio of one share of Common Stock per Right (subject to adjustment) (the "Exchange Ratio"). Immediately upon the action of the Board of Directors of the Company electing to exchange the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive that number of shares of Common Stock or Common Stock equivalents equal to the number of Rights held by such holder multiplied by the Exchange Ratio.

              Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, no right to vote or to receive dividends.

              At any time prior to the time that an Acquiring Person has become such, the Company may amend the Rights Agreement and the terms of the Rights in any manner deemed necessary or desirable. Thereafter, the Rights Agreement and the terms of the Rights may be amended by the Company under certain circumstances, but not in any manner that adversely affects the interests of the holders of the Rights (other than an Acquiring Person).

              The Rights Agreement, which includes as exhibits the form of the Amended Right Certificate and the Summary of the Amended Rights to Purchase Common Stock, and Amendment No. 1, are attached hereto as exhibits and incorporated by reference herein. The foregoing description of the Rights
Agreement and the amended Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

Item 2.       Exhibits.

              1.(1) Amended and Restated Rights  Agreement dated as of April 12,
                    1999 between Southwestern Energy Company and First Chicago Trust Company of New York, as Rights Agent, which includes as Exhibit A the form of Amended Right Certificate and as Exhibit B the summary of Amended Rights to Purchase Common Stock.
              2. Amendment No. 1, dated as of March 15, 2002, to the Amended and Restated Rights Agreement, dated as of April 12, 1999 between Southwestern Energy Company and First Chicago Trust Company of New York, as Rights Agent.

(1)  Filed as an exhibit to amendment No. 1 to Form 8-A dated April 26, 1999.

                                    SIGNATURE

       Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                              SOUTHWESTERN ENERGY COMPANY


Dated: March 15, 2002                         By:    /S/ GREG D. KERLEY
                                                 -------------------------------
                                                 Gregory D. Kerley
                                                 Executive Vice President and
                                                 Chief Financial Officer

                           SOUTHWESTERN ENERGY COMPANY

                                       AND

                          EQUISERVE TRUST COMPANY, N.A.

                                  Rights Agent

                               -----------------

          Amendment No. 1 to the Amended and Restated Rights Agreement

                           Dated as of March 15, 2002

                                 AMENDMENT NO. 1
                  TO THE AMENDED AND RESTATED RIGHTS AGREEMENT

              This Amendment No. 1 to the Amended and Restated Rights Agreement (this "Amendment"), dated as of March 15, 2002, between Southwestern Energy Company, an Arkansas corporation (the "Company"), and EquiServe Trust Company, N.A., successor to The First National Bank of Chicago (the "Rights Agent"). All capitalized terms used in this Amendment and not otherwise defined shall have the respective meanings set forth in the Amended and Restated Rights Agreement (as defined below).
                              W I T N E S S E T H:
                               - - - - - - - - - -
              WHEREAS,  on May 5, 1989 (the  "Declaration  Date"),  the Board of
Directors of the Company authorized and declared a dividend of one right representing the right to purchase one share of Common Stock upon the terms and subject to the conditions set forth in a Rights Agreement, dated May 5, 1989, between the Company and the Rights Agent (the "1989 Rights Agreement") for each outstanding share of common stock, $2.50 par value, of the Company outstanding at the close of business on May 19, 1989 (the "Record Date"), and authorized the issuance of one Right with respect to each share of Common Stock that shall become outstanding between the Record Date and the earlier of the Distribution Date and the Expiration Date, each Right initially representing the right to purchase one share of Common Stock upon the terms and subject to the conditions hereinafter set forth;

              WHEREAS, the Company declared a three-for-one stock split in 1993 and, in connection with such split, the number of Rights was adjusted pursuant to Section 11 of the 1989 Rights Agreement such that each certificate for Common Stock outstanding as of the date of this Amended and Restated Rights Agreement also represents one Right under the 1989 Rights Agreement representing the right to purchase one share of Common Stock upon the terms and subject to the conditions set forth in the 1989 Rights Agreement;

              WHEREAS,  on April  12,  1999,  in  compliance  with the  terms of
Section 27 of the 1989 Rights Agreement, the Company and the Rights Agent entered into an Amended and Restated Rights Agreement (the "Amended and Restated Rights Agreement") which amended and restated the 1989 Rights Agreement in its entirety in order to extend the Expiration Date until April 12, 2009 and to make other changes and provisions that they determined were necessary or desirable and did not adversely affect the interests of the holders of the Rights;

              WHEREAS, the Company wishes to amend the Amended and Restated Rights Agreement in order to eliminate the requirement of all required approvals of Independent Directors;

              WHEREAS, in compliance with the terms of Section 27 of the Amended and Restated Rights Agreement, the Company has (i) delivered to the Rights Agent a certificate from an appropriate officer of the Company which states that this Amendment has been approved by the Company's Board of Directors and is in compliance with the terms of Section 27 of the

Amended and Restated Rights Agreement and (ii) instructed the Rights Agent to execute this Amendment;

              NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

              Section l. Definitions.

              (a) The definition of "Approved  Offer"  contained in subparagraph
(d) of Section 1 of the Amended and Restated Rights Agreement is hereby amended in its entirety to read as follows:

              ""Approved Offer" shall mean a tender or exchange offer for all outstanding shares of Common Stock that is at a price and on terms approved, prior to the acceptance for payment of shares under such tender or exchange offer, by the Board of Directors of the Company based upon the prior recommendation of a majority of the board of directors."

              (b) The references to the defined terms "Independent Directors" and "Proposed Acquiror" contained in subparagraph (m) of Section 1 are hereby deleted.

              Section 2. Redemption. Subparagraph (a) of Section 23 of the Amended and Restated Rights Agreement is amended in its entirety to read as follows:

              "(a) The Company may, by resolution of its Board of Directors, at its option, at any time prior to the earlier of (x) the Stock Acquisition Date or (y) the close of business on the Final Expiration Date, redeem all but not less than all of the then outstanding Rights at a redemption price of $0.01 per Right, as such amount may be appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of this Amended and Restated Rights Agreement (such redemption price being hereinafter referred to as the "Redemption Price"). The Company may , at its option, pay the Redemption Price in cash, shares of Common Stock (based on the "current market price", as defined in Section 11(d)(i) hereof, of the Common Stock at the time of such Board resolution) or any other form of consideration deemed appropriate by the Board of Directors."

              Section 3. Exchange. Subparagraph (a) of Section 24 of the Amended and Restated Rights Agreement is amended in its entirety to read as follows:

              "(a) The Board of Directors of the Company may, at its option, at any time after the Stock Acquisition Date exchange all or part of the then-outstanding and exercisable Rights (which shall not include Rights that have become void pursuant to the provisions of Section 11(a)(iii) hereof) for Common Stock (or Common Stock Equivalents) at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of this Amended and Restated Rights Agreement (such exchange ratio being hereinafter referred to as the "Exchange Ratio"). Notwithstanding the foregoing, the Board of Directors of the Company shall not be empowered to effect such exchange at any time after any Person (other than a Company Entity), together with all Affiliates and Associates of such Person, becomes the Beneficial Owner of 50% or more of the Common Stock then outstanding."

              Section 4. Supplements and Amendments. Section 27 of the Amended and Restated Rights Agreement is amended in its entirety to read as follows:

              "The Company and the Rights Agent shall, if the Company so directs, from time to time supplement or amend this Agreement without the approval of any holders of Rights in order (i) to cure any ambiguity, (ii) to correct or supplement any provision contained herein which may be defective or inconsistent with any other provisions herein (provided that any amendment made pursuant to clause (i) or (ii) hereof after a Stock Acquisition Date, shall not materially adversely affect the interests of the holders of Right Certificates (other than an Acquiring Person or any Affiliate or Associate thereof)), (iii) prior to the Stock Acquisition Date, to effect any other change or modification which the Company may deem necessary or desirable, or (iv) after the Stock Acquisition Date, to make any other provisions in regard to matters or questions arising hereunder which the Company may deem necessary or desirable and which shall not adversely affect the interests of the holders of Right Certificates (other than an Acquiring Person or any Affiliate or Associate thereof). Notwithstanding anything contained in this Agreement to the contrary, this Agreement may not be amended or supplemented (x) to reinstate a right of redemption if the Rights are not then redeemable or (y) to decrease the Redemption Price. Upon the delivery of a certificate from an appropriate officer of the Company which states that the proposed supplement or amendment has been approved by the Company's Board of Directors and is in compliance with the terms of this Section 27, the Rights Agent shall execute such supplement or amendment; provided, however, that the Rights Agent may, but shall not be obligated to, enter into any such supplement or amendment that adversely affects its rights, duties or immunities under this Agreement. Prior to the Distribution Date, the interests of the holders of Rights shall be deemed to coincide with the interests of holders of shares of Common Stock (other than an Acquiring Person, an Adverse Person or any Affiliate or Associate thereof)."

              Section 5. Determinations and Actions by the Board of Directors, etc. Section 31 of the Amended and Restated Rights Agreement is amended in its entirety to read as follows:

              "The Board of Directors of the Company shall have the exclusive power and authority to administer this Agreement and to exercise all rights and powers specifically granted to the Board of Directors or to the Company, or as may be necessary or advisable in the administration of this Agreement, including, without limitation, the right and power to (i) interpret the provisions of this Agreement, and (ii) make all determinations deemed necessary or advisable for the administration of this Agreement (including, without limitation, a determination to redeem or not to redeem the Rights pursuant to
Section 23 hereof or to supplement or amend the Agreement and whether any proposed supplement or amendment adversely affects the interests of the holders of Right Certificates and comports with the requirements of Section 27 hereof or to find or to announce publicly that any Person has become an Acquiring Person or an Adverse Person). For all purposes of this Agreement, any calculation of the number of shares of Common Stock or other securities outstanding at any particular time, including for purposes of determining the particular percentage of such outstanding shares of Common Stock or any other securities of which any Person is the Beneficial Owner, shall be made in accordance with the last sentence of Rule 13d-3(d)(1)(i) of the General Rules and Regulations under the Exchange Act as in effect on the date of this Agreement. All such actions, calculations, interpretations and determinations (including for purpose of clause (y) below, all omissions with respect to the foregoing) which are done or made by the Board of Directors of the Company in good faith, shall (x) be final, conclusive and binding on the Company, the Rights Agent, the holders of the Rights and all other parties, and (y) not subject the Board of Directors or any director to any liability to the holders of the Rights."

              Section 6. Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Arkansas and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts to be made and performed entirely within such state.

              Section 7. Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

              Section 8. Descriptive Headings. Descriptive headings of the several Sections of this Agreement are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

              Section 9. Ratification of the Amended and Restated Rights Agreement. Except as expressly amended hereby, the Amended and Restated Rights Agreement is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect.

              IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and their respective corporate seals to be hereunto affixed and attested, all as of the date and the year first above written.

Attest:                                     SOUTHWESTERN ENERGY COMPANY



By:   /S/ MARK K. BOLING                      By:   /S/ GREG D. KERLEY
   ----------------------------                  -----------------------------
   Mark K. Boling, Secretary                     Gregory D. Kerley, Executive
                                                 Vice President and Chief
                                                 Financial Officer

Attest:                                       EQUISERVE TRUST COMPANY, N.A.


By:                                           By:
   ----------------------------                  -----------------------------
   Title:                                        Title:

                          SOUTHWESTERN ENERGY COMPANY

                                1083 Sain Street
                                 P.O. Box 13408
                        Fayetteville, Arkansas 72703-1004





April 12, 2002



Securities and Exchange Commission
ATTN: Filing Desk, Stop 1-4
450 Fifth Street, N.W.
Washington, DC  20549-1004

Gentlemen:

Pursuant to regulations of the Securities and Exchange Commission, submitted herewith for filing on behalf of Southwestern Energy Company is Amendment No. 2 to Form 8-A .

This filing is being effected by direct transmission to the Commission's EDGAR System.

Very truly yours,

Stanley T. Wilson
Controller and Chief Accounting Officer